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October 1, 2018

VIA EDGAR

Pamela Howell, Special Counsel

Division of Corporation Finance

Office of Beverages, Apparel and Mining

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alberton Acquisition Corporation

Amendment No.1 to

Draft Registration Statement on Form S-1

Submitted September 17, 2018

CIK No. 0001748621

Dear Mrs. Howell:

On behalf of Alberton Acquisition Corporation (“Alberton”), we hereby file with the Securities and Exchange Commission (the “Commission”) the Registration Statement relating to the offering of its units consisting of one ordinary share and one right (the “Registration Statement”), marked to show changes from amendment No.1 to draft registration statement confidentially submitted on September 17, 2018. The Registration Statement has been revised in response to the comment letter, dated September 28, 2018, of the staff of the Office of Beverages, Apparel and Mining (the “Staff”) of the Commission, regarding amendment No.1 to draft registration statement, and to reflect certain other changes.

In addition, we are providing the following responses to the Staff’s comments. To assist your review, we have reproduced the text of the Staff’s comments in italics below. All references to page numbers in our responses refer to the page numbers of the Registration Statement. The responses and information described below are based upon information provided to us by Alberton.

October 1, 2018

Dilution, page 43

1.	You state that your calculation of the dilution to investors in this offering does not reflect any dilution associated with the sale and conversion of rights, including the rights included in the private units. However, you include 1,030,000 ordinary shares underlying the rights contained in the units offered and private units in calculating the number of ordinary shares outstanding after this offering. Please revise your disclosure to reconcile the difference.

Response: Alberton’s calculation of the dilution to investors in the offering intends to reflect the dilution associated with the sale and conversion of rights, including the rights included in the private units. We have revised the disclosure contained in the “Dilution” section on page 43 to consistently reflect the dilution associated with the sale and conversion of such rights.

Description of Securities, page 78

2.	We partially reissue prior comment number 6. We continue to note references to the initial shareholders owning 20% of the issued and outstanding shares after this offering. See pages 5, 9, 42, 74, 79, and 82. Please reconcile with the beneficial ownership table, which reflects 21.88% ownership after this offering.

Response: The founder shares held by Alberton’s initial shareholders will account for, in the aggregate, 20% of its issued and outstanding shares after the offering. In addition to the founder shares, one of Alberton’s initial shareholders has committed that it or its designees will purchase a number of private units in a private placement that will occur simultaneously with the closing of the offering. As a result, taking into account the founder shares and the private units, Alberton’s initial shareholders will own, in the aggregate, 21.88% of its issued and outstanding shares after the offering (assuming that these initial shareholders do not purchase units in the offering). We have revised to make the above clarification throughout the Registration Statement.

General

3.	We note that the company is incorporated in the British Virgin Islands. Please advise whether you will be a foreign private issuer after this offering. If so, please revise to remove the references to a proxy solicitation. We note that foreign private issuers are exempt from Sections 14(a) and 14(c) of the Exchange Act.

Response: Alberton does not expect that it will qualify as a foreign private issuer upon completion of the offering and prior to consummation of its initial business combination because Alberton anticipates that after the offering (i) more than 50% of its outstanding voting shares will be directly or indirectly held by U.S. residents, (ii) the majority of its directors will be U.S. citizens or residents and (iii) more than 50% of its assets will be located in the U.S. Accordingly, we did not remove the references to a proxy solicitation.

If you have any questions concerning the above responses or this filing, please contact Alexandria E. Kane at (212) 631-4409.

Very truly yours,

White and Williams LLP

/s/ Alexandria E. Kane
Alexandria E. Kane
Partner